UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Assignment and Assumption Agreement between Visara, Inc, ("Visara") and Everest Medicines (Singapore) Pte. Ltd., ("Everest")

On October 28, 2025, Visara, a subsidiary of NovaBridge Biosciences, f/k/a I-MAB, (“NovaBridge” or the “Company”) entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") with Everest pursuant to which Visara has agreed to assign, and Everest has agreed to assume, all of the rights and obligations of Visara under the Exclusive License Agreement, dated October 15, 2025 between Visara and AskGene Pharma, Inc. ("AskGene").

Directorate Change

On October 15, 2025, the board of directors (the “Board”) of NovaBridge Biosciences, f/k/a I-MAB, (“NovaBridge” or the “Company”) appointed Mr. Ian Ying Woo as independent members of the Board, effective immediately. Mr. Woo has also been appointed as a member of the Nominating and Corporate Governance Committee of the Board.

Mr. Woo is President, Chief Financial Officer and Director of Everest Medicines Limited (HKEX: 1952). and also serves as an operating partner of CBC Group. He has recently served as an independent director and chairman of the audit committee of Prenetics Global Limited (Nasdaq: PRE). From 2018 to 2019, Mr. Woo served as Managing Director of CBC Group. Prior to that,from 2005 to 2018, Mr. Woo was a Managing Director in the global healthcare group of Lazard Frères & Co. LLC, working in the New York and Hong Kong offices. Mr. Woo earned his Master of Business Administration from the Columbia University Graduate School of Business, his Master of Arts in Cellular, Molecular and Biomedical studies from the Columbia University Graduate School of Arts and Sciences, and his Bachelor of Science in Biology from Tufts University.

Mr. Woo will be entitled to applicable cash retainer fees and an initial and annual equity grant pursuant to the Company’s Non-Executive Director Compensation Policy. Mr. Woo has entered into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019. There are no arrangements or understandings between Mr. Woo and any other persons pursuant to which they were appointed as directors.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

A copy of the full text of the press release referenced above is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The information set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - NovaBridge Subsidiary Visara Assigns Its Exclusive License to Everest Medicines for VIS-101 in Greater China and Certain Other Asian Countries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: October 29, 2025